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WRITER'S DIRECT LINE

202 682-7296

September 14, 2005

SEC MAIL PROCESSING
RECEIVED
SEP 15 2005
WASH, D.C. 198 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hylsamex, S.A. de C.V.
Commission File Number 82-4252

Dear Sir:

On behalf of Hylsamex,S.A. de C.V., a company organized under the laws of Mexico (File No. 82-4252), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Hylsamex, S.A. de C.V. has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

DC1:\132053\02\2TW502!.DOC\50627.0004

Commission File No: 82-4252

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer Greencore Group plc	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). (ii)
3	Name of person discharging managerial responsibilities/director Patrick Kennedy	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person Shareholder named at 3
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Holding in respect of Patrick Kennedy	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Ordinary Shares
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them Patrick Kennedy	8	State the nature of the transaction Exercise of Options – Sharesave
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when

	1,477		calculating percentage) .00000%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction €3.40	14	Date and place of transaction 2 September, 2005 Dublin
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 20,023 .0001%	16	Date issuer informed of transaction 2 September 2005

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information N/A	24	Name of contact and telephone number for queries Caroline Bergin Group Company Secretary 00 353 1 605 1004

Name and signature of authorised officer of issuer responsible for making notification

Caroline Bergin

Date of notification 2 September 2005

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

[1] ***Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons***

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.